UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Loop Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

543518104
(CUSIP Number)

Andrew Lapham
135 Yorkville Avenue, 9th Floor
Toronto, Ontario
M5R 0C7
(416) 925-6609

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 543518104	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Andrew Lapham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,033
	8	SHARED VOTING POWER 8,147,134
	9	SOLE DISPOSITIVE POWER 18,033
	10	SHARED DISPOSITIVE POWER 8,147,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,165,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%*
14	TYPE OF REPORTING PERSON IN

*	All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based on a total of 47,388,056 shares of common stock, par value $0.0001 per share (“Common Stock”), of Loop Industries, Inc. (the “Issuer”), outstanding as of January 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on January 11, 2022.

CUSIP No. 543518104	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON Northern Private Capital Fund I Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,094,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,094,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,094,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%*
14	TYPE OF REPORTING PERSON PN

CUSIP No. 543518104	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON Northern Private Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,147,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,147,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,147,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%*
14	TYPE OF REPORTING PERSON OO

CUSIP No. 543518104	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON CFFI Ventures Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,147,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,147,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,147,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%*
14	TYPE OF REPORTING PERSON CO

CUSIP No. 543518104	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON John Risley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,147,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,147,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,147,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%*
14	TYPE OF REPORTING PERSON IN

CUSIP No. 543518104	SCHEDULE 13D	Page 7 of 10

1	NAME OF REPORTING PERSON Northern Private Capital Fund I Non-Resident Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,053,078
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,053,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,053,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%*
14	TYPE OF REPORTING PERSON PN

CUSIP No. 543518104	SCHEDULE 13D	Page 8 of 10

Item 1. Security and Issuer.

This Amendment No. 3 (this “Amendment No. 3”) supplements and amends certain information in the Schedule 13D filed by Andrew Lapham and Northern Private Capital Fund I Limited Partnership, a Canadian limited partnership, on June 25, 2019, as amended by Amendment No. 1 filed on July 9, 2019 and Amendment No. 2 filed on February 23, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the same meanings ascribed thereto in the Original Schedule 13D. Except as expressly provided herein, all Items of the Original Schedule 13D remain unchanged.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The securities were acquired by NPC I LP for investment purposes. NPC I LP may elect, following closing of the Offering, to transfer securities acquired in the Offering among NPC Funds.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general market, economic and industry conditions and/or other relevant factors. Based on their review of these factors, the Reporting Persons may (x) acquire additional securities, or retain or sell all or a portion of the securities then held, in each case, in open market, block sales or privately negotiated transactions or otherwise (including pursuant to the exercise of the Options) or (y) evaluate the possibility of a further investment in the Issuer (including pursuant to the exercise of the Options) or explore extraordinary corporate transactions involving the Issuer. Such extraordinary corporate transactions could include a merger, reorganization or take private transaction that could result in the delisting or deregistration of the Common Stock; acquisitions or dispositions of assets or businesses; repurchases or changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors. The Reporting Persons may also formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons.

To facilitate the foregoing, the Reporting Persons may engage in discussions with third party sources of equity and debt financing (which may include exchanging information with any such persons pursuant to customary confidentiality or similar agreements), including for purposes of financing the exercise of the Options. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or action.

CUSIP No. 543518104	SCHEDULE 13D	Page 9 of 10

There can be no assurance that the Reporting Persons will make any purchase or any proposal for any transaction, or that the Reporting Persons and the Issuer will be able to reach agreement with respect to any proposal, or the terms or timing thereof.

Except as described elsewhere in this Item 4 or to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 543518104	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2022

/s/ Andrew Lapham
Andrew Lapham

Northern Private Capital Fund I Limited Partnership

By:	/s/ Andrew Lapham
Name:	Andrew Lapham
Title:	President and CEO

Northern Private Capital Ltd.

By:	/s/ Andrew Lapham
Name:	Andrew Lapham
Title:	President and CEO

CFFI Ventures Inc.

By:	/s/ John Risley
Name:	John Risley
Title:	CEO

/s/ John Risley
John Risley

Northern Private Capital Fund I Non-Resident Limited Partnership

By:	/s/ Andrew Lapham
Name:	Andrew Lapham
Title:	President and CEO